FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 14, 2003

Transcom WorldWide S.A.
(Translation of registrant's name into English)

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Transcom WorldWide S.A.

INDEX TO EXHIBITS

Item

   1. Press release dated 14 May, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transcom WorldWide S.A.

Date: May 14, 2003	By: /s/ Stephen Downing Name: Stephen Downing Title: Financial Director

Item 1

FOR IMMEDIATE RELEASE	14 May 2003

TRANSCOM TO DEREGISTER AND DELIST FROM NASDAQ

Transcom WorldWide S.A., the European CRM specialist, today announced that it will file a certification and notice of termination with the U.S. Securities and Exchange Commission for the voluntary deregistration under the Securities Exchange Act of 1934, as amended, of Transcom series A and B shares and American Depositary Shares (ADS’s) after the close of trading on Wednesday 28 May 2003. Transcom’s reporting obligations under the Securities Exchange Act will be suspended at the time of the filing of the certification and notice of termination. In connection with the deregistration of the ADSs, Transcom will delist its series A and series B shares and ADSs from the NASDAQ National Market with effect from the close of trading on Wednesday 28 May 2003.

These actions will not affect the continued listing of Transcom’s series A and series B shares on the Stockholm Stock Exchange. Transcom will continue to make filings as required by the Securities Exchange Act of 1934, as amended, until the close of trading on Wednesday 28 May 2003.

Transcom’s shares were registered with the SEC and listed on the NASDAQ National Market in 2001 in the form of series A and series B ADSs, representing five ordinary series A and five ordinary series B shares respectively. The Board of Directors of Transcom has decided to pursue this course of action for the following reasons:

  The total number of holders of series A and series B ADSs, who are resident in the United States, is less than 300 and, as of 30 April 2003, there were 1,200 series A ADSs and 3,641 series B ADSs outstanding, compared to 35.1 million series A shares and 34.2 million series B shares outstanding in total
  The volume of trading in the ADSs on the NASDAQ National Market is very low with only 105,779 ADSs traded during the period from September 2001 to April 2003, compared to 66.6 million shares traded on the Stockholm Stock Exchange during the same period of time
  US shareholders own 0.6% of the issued share capital of Transcom. Non-Swedish shareholders, including shareholders in the U.S., own 13% of the issued share capital of Transcom and have typically acquired shares on the Stockholm Stock Exchange

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com

  The Board of Directors does not believe that the deregistration and delisting will have an adverse effect on the ability of Transcom’s principal U.S. shareholders to hold its shares

For these reasons, Transcom’s Board of Directors believes that the costs of maintaining the SEC registration and NASDAQ National Market listing are no longer justified.

Registered holders of series A and series B ADSs will be contacted with details of how to proceed by The Bank of New York, the Depositary Bank for the ADSs, when the ADSs are delisted from the NASDAQ National Market.

For further information please contact:
Keith Russell, President and CEO	+352 27 755 000
Dwayne Taylor, Investor & Press Enquiries	+44 20 7321 5010

Transcom WorldWide is a rapidly expanding Customer Relationship Management (CRM) solution provider, with 33 centers employing more than 7,800 people delivering services to 17 countries –Luxembourg, Sweden, France, Denmark, Germany, Finland, Italy, Switzerland, Norway, the Netherlands, Spain, Austria, Morocco, Estonia, Latvia, Lithuania and the UK.

Transcom provides CRM solutions for companies in a wide range of industry sectors, including telecommunications and e-commerce, travel & tourism, retail, financial services and utilities. Transcom offers clients a broad array of relationship management services, including inbound and outbound call handling, Interactive Voice Response, Internet Services, e-mail processing and fax broadcast. Client programs are tailor-made and range from single applications to complex programs, which are offered on a country-specific or international basis in up to 38 languages.

Transcom WorldWide S.A. series ’A’ and ‘B’ ADSs are listed on the NASDAQ National Market under the symbols TRCMA and TRCMB and series ‘A’ and ‘B’ shares are listed on the Stockholmsbörsen O-List under the symbols TWWA and TWWB.

This press release contains certain “forward-looking statements” with respect to Transcom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Transcom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents Transcom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including its most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Transcom on the date hereof. All written or oral forward-looking statements attributable to Transcom, any Transcom members or persons acting on its behalf are expressly qualified in their entirety by the factors referred to above. Transcom does not intend to update these forward-looking statements.

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com